Mail Stop 3720

March 5, 2007

Mr. Daniel Ng
President and CEO
China Digital Media Corporation
2505-06, 25/F, Stelux House,
698 Prince Edward Road East
Kowloon, Hong Kong

> **Re: China Digital Media Corporation**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
>
> **Forms 10-QSB for Fiscal Quarter Ended June 30, 2006**
> **File No. 0-30212**

Dear Mr. Ng:

    We have reviewed your supplemental response letter dated October 9, 2006 as well as your filings and have the following comments. As noted in our comment letter dated September 26, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005
1. Summary of Significant Accounting Policies and Organization
(M) Revenue Recognition, page 32

1.   We note your responses to our previous comments in your letters dated August 29, 2006 and October 9, 2006 however; we continue to question your accounting for the reduction in the amount owed to the STB supplier. It seems unreasonable to argue that the reduction in the amount owed was unrelated to the previous equipment purchases given its characterization as a "volume discount," your renegotiation of the price when the "cumulative order for STBs exceeded 100,000 units," and the reduction in the amount owed was negotiated as part of the Supplemental Purchase Agreement. We do not find your argument that it was

a payment to induce the Company to continue to procure STB equipment from the supplier persuasive given that it apparently was not conditioned on you making future purchases. Also, the fact that you negotiated a lower price after taking delivery of the equipment does not change the fact that you paid less for the equipment. Your original recording the purchases at the previously contracted price does not justify continuing to carry the equipment at this price when, in fact, you paid less for it. Revise your financial statements to record the STB equipment at its actual historic cost in accordance with generally accepted accounting principles.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director